Exhibit 99.1

QIWI Issued 2022 Consolidated Financial Statements in Accordance with ISA

NICOSIA, CYPRUS – April 17, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today disclosed the consolidated financial statements for the year ended December 31, 2022, audited by KPMG Ltd. in conformity with International Financial Reporting Standards as adopted by the European Union (''IFRS-EU'') and the requirements of the Cyprus Companies Law, Cap. 113. As prescribed, audit procedures were conducted in accordance with the International Standards on Auditing (ISA).

Earlier on March 31, 2023, the Company also published its financial results and annual report on
Form 20-F for the year ended December 31, 2022, including consolidated financial statements audited by JSC “Kept” (previously known as JSC “KPMG”) in accordance with the standards of the PCAOB.

There are no differences in disclosed set of consolidated financial statements other than for standards of performed audit procedures.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com